Filed pursuant to Rule 424(b)(3)
File Number: 333-136861-01

PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 9, 2006)

GREAT LAKES DREDGE & DOCK CORPORATION

Common Stock Issuable Upon Exercise of the Warrants

The Form 8-K issued by Aldabra Acquisition Corporation on December 26, 2006 and Exhibits 99.2 and 99.3 thereto are attached hereto as Annex A.

The attached information updates and supplements the Prospectus dated November 9, 2006 of Great Lakes Dredge & Dock Corporation (formerly Great Lakes Dredge & Dock Holdings Corp.).

This Prospectus Supplement is dated January 10, 2007

EXPLANATORY NOTE:

This prospectus supplement supplements the prospectus dated November 9, 2006 of Great Lakes Dredge & Dock Corporation (formerly Great Lakes Dredge & Dock Holdings Corp.) (the “Company”) contained in the Registration Statement on Form S-4 (333-136861-01) (the “Registration Statement”).  The prospectus relates to the issuance of common stock, par value $.0001 per share, of the Company (the “Common Stock”), which is issuable from time to time upon exercise of warrants.  The attached Form 8-K relates to the consummation of the transactions described in the Registration Statement pursuant to which the warrants of Aldabra Acquisition Corporation became exercisable for shares of common stock of the Company.  The warrants and the Common Stock are listed on The Nasdaq Global Market under the symbols “GLDD” and “GLDDW,” respectively.

2

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 26, 2006

Aldabra Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-51150	20-1918691
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation)		Identification No.)

2122 York Road
Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (630) 574-3000

c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, New York 10022

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On December 26, 2006, Aldabra Acquisition Corporation (“Aldabra”) entered into an Adjustment Escrow Agreement by and among Aldabra, Great Lakes Dredge & Dock Holdings Corp. (“Holdco”), Madison Dearborn Capital Partners IV, L.P. (“MDCP”), Terrapin Partners LLC (“Terrapin”) and Wells Fargo Bank, National Association, as escrow agent. Reference is made to that disclosure set forth in Registration Statement on Form S-4 (No. 333-136861), dated November 9, 2006, (the “Registration Statement”) in the sections entitled “The Merger Agreement — Adjustment Escrow Agreement,” page 85, which is incorporated herein by reference.  The full text of the Adjustment Escrow Agreement is attached as Exhibit 10.18 to this Current Report on Form 8-K and is incorporated by reference herein.

On December 26, 2006, Aldabra entered into an Investor Rights Agreement by and among Aldabra, MDCP, certain directors and officers of Aldabra who are also shareholders of Aldabra on the date thereof and who are signatories thereto, certain persons listed on the signature pages thereto as “Other Investors” and Holdco.  Reference is made to the disclosure set forth in the Registration Statement in the section entitled “The Merger Agreement — Investor Rights Agreement,” page 85, which is incorporated herein by reference. The full text of the Investor Rights Agreement is attached as Exhibit 10.17 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 1.02  Termination of a Material Definitive Agreement.

On December 26, 2006, Aldabra and Terrapin terminated the Letter Agreement dated on or about February 7, 2005 pursuant to which Aldabra agreed to pay Terrapin a sum of $7,500 per month in exchange for certain administrative, technology and secretarial services.  Terrapin is an affiliate of Nathan Leight, Jason Weiss, Lyla Oyakawa and Robert Plotkin.  The termination of the payment of such fee was a condition precedent under the Agreement and Plan of Merger, dated June 20, 2006 (the “Merger Agreement”), by and among GLDD Acquisition Corp. (“GLDD”, “Great Lakes”), Aldabra, Aldabra Merger Sub, L.L.C., a wholly-owned subsidiary of Aldabra (“Merger Sub”), and certain of their respective stockholders as representatives of the parties to the Merger Agreement.

Item 2.01  Completion of Acquisition or Disposition of Assets.

On December 26, 2006, Aldabra consummated a merger with GLDD in which GLDD merged with and into Merger Sub pursuant to the Merger Agreement.  Merger Sub is the surviving company of the Merger.  As a result of the Merger, all GLDD’s stockholders were issued an aggregate of 28,785,678 shares of Aldabra common stock.  516,958 of these shares were delivered to Wells Fargo for deposit into a separate escrow account established pursuant to the Escrow Agreement.  These shares will be released, pro rata, to the persons who held shares of GLDD common stock as of the closing of the Merger, to the extent the incremental consideration estimated at closing is less than the adjusted incremental consideration calculated after the closing pursuant to the adjustment mechanisms contemplated by the Merger Agreement.  The incremental consideration (positive or negative, not to exceed 7,500,000 shares) is based on the amounts, as of the end of the day before the closing, by which (i) GLDD’s net indebtedness is greater or less than $250,000,000, (ii) GLDD’s net working capital is greater or less than $47,097,000, and (iii) Aldabra’s net working capital is less than $50,000,000.  The Aldabra shares not released from escrow to GLDD’s shareholders will be returned to Aldabra for no consideration and will be cancelled.  On December 26, 2006, Aldabra and GLDD issued a press release announcing the closing of the transaction (the “Closing”), a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.1.

Reference is made to that disclosure set forth in Registration Statement in the sections entitled “The Merger” and “The Merger Agreement,” pages 52-86 inclusive, which is incorporated herein by reference.

Business; Properties; Legal Proceedings

Reference is made to the disclosure set forth in the Registration Statement in the section entitled “Information about GLDD Acquisitions Corp.,” pages 111-124 inclusive, which is incorporated herein by reference.

Risk Factors

Reference is made to the disclosure set forth in the Registration Statement in the section entitled “Risk Factors,” pages 28-39 inclusive, which is incorporated herein by reference.

Financial Information

Selected Financial Data

SELECTED HISTORICAL FINANCIAL INFORMATION

Selected Financial Information of GLDD Acquisitions Corp.

                The selected financial data presented below for the years ended December 31, 2001, 2002 and 2003 is derived from the audited financial statements of Great Lakes Dredge & Dock Corporation. Great Lakes Dredge & Dock Corporation was acquired by GLDD Acquisitions Corp. on December 22, 2003. GLDD Acquisitions Corp. is owned by MDCP and Great Lakes' management. The selected financial data for the years ended December 31, 2004 and 2005 have been derived from GLDD Acquisitions Corp.'s audited financial statements. The selected financial data for the nine months ended September 30, 2005 and 2006 have been derived from GLDD Acquisitions Corp.'s unaudited financial statements.

	Successor Company(5)				Predecessor Company(5)
	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
Income Statement Data(1):
Contract revenues	$304.2	313.0	$423.4	$350.9	$398.8	$362.6	$318.8
Costs of contract revenues	(265.6)	(278.0)	(372.0)	(315.0)	(328.2)	(294.6)	(260.5)
Gross profit	38.6	35.0	51.4	35.9	70.6	68.0	58.3

Gross profit as a percentage of revenues	12.7%	11.2%	12.1%	10.2%	17.7%	18.8%	18.3%
General and administrative expenses	(20.7)	(21.2)	(29.3)	(26.7)	(27.9)	(29.8)	(25.2)
Amortization of intangible assets	(0.2)	(0.6)	(0.8)	(4.2)	—	—	—
Subpoena-related expenses	(0.6)	(2.3)	(2.9)	(2.3)	—	—	—
Impairment of intangible	—	(5.7)	(5.7)	—	—	—	—
Sale-related expenses	—	—	—	(0.3)	(10.6)	—	—
Operating income	17.1	5.2	12.7	2.4	32.1	38.2	33.1
Operating income as a percentage of revenues	5.6%	1.7%	3.0%	0.6%	8.0%	10.5%	10.4%
Interest expense, net	(17.4)	(17.3)	(23.1)	(20.3)	(20.7)	(21.1)	(20.9)
Sale-related financing costs	—	—	—	—	(13.1)	—	—
Equity in earnings (loss) of joint ventures	1.3	1.7	2.3	2.3	1.4	(0.1)	0.8
Minority interests	(0.1)	(0.2)	(0.2)	0.1	—	0.4	(1.0)

Income (loss) before income taxes	0.9	(10.6)	(8.3)	(15.5)	(0.3)	17.4	12.0

Income tax benefit (provision)	(0.4)	1.7	1.4	4.4	(1.3)	(4.4)	(5.5)

Net income (loss)	$0.5	$(8.9)	$(6.9)	$(11.1)	$(1.6)	$13.0	$6.5

Redeemable preferred stock dividends	(6.2)	(5.7)	(7.7)	(7.3)	—	—	—
Net income available to common shareholders	$(5.7)	$(14.6)	$(14.6)	$(18.4)	$(1.6)	$13.0	$6.5

Basic and diluted earnings per share(2)	$(5.71)	$(14.62)	$(14.64)	$(18.37)	$(31.92)	$260.00	$129.62
Basic and diluted weighted average shares(1)	999	1,000	1,000	1,000	50	50	50
Unaudited pro forma basic and diluted earnings per share(2)	$(0.20)	$(0.51)	$(0.24)
Unaudited pro forma basic and diluted weighted average shares(2)	28,786	28,786	28,786

Other Data:
EBITDA(3)	$27.1	$15.4	$39.4	$31.7	$49.8	$54.4	$48.2
Net cash flows from operating activities	22.7	(8.6)	10.3	17.5	19.7	28.4	20.1
Net cash flows from investing activities	(20.9)	(4.9)	(7.2)	(11.4)	(183.3)	(17.2)	(42.9)
Net cash flows from financing activities	(0.4)	(2.3)	(4.5)	(6.8)	164.9	(12.3)	24.2
Depreciation and amortization	18.8	18.5	24.7	26.9	16.3	15.9	15.3
Maintenance expense	24.0	24.7	29.7	22.7	27.9	25.9	19.3
Capital expenditures(4)	21.0	9.4	12.7	23.1	37.7	18.3	13.8

(1)           Includes the results of NASDI since its acquisition in April, 2001.

(2)           Refer to Note 14 to the GLDD Acquisitions Corp. and Subsidiaries Condensed Consolidated Unaudited Financial Statements for the Nine Months ended September 30, 2006 and September 30, 2005 and Note 21 to the GLDD Acquisition Corp. and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003 for additional details regarding these calculations.

(3)           EBITDA in 2005 includes the impact of a non cash write down of goodwill and intangibles for $5.7 million for the demolition business. In 2003 it includes the impact of sale-related expenses totaling $10.6 million, related to the sale of Great Lakes Dredge & Dock Corporation to Madison Dearborn Partners.

(4)           Capital expenditures in 2003 includes approximately $15.0 million used to buy out certain operating equipment previously under operating lease, $3.6 million related to a barge being constructed as part of a like-kind exchange, and a $0.8 million deposit on construction of two new rock barges. Capital expenditures in 2004 includes spending of approximately $12.7 million on equipment that has been or will be funded by sale-leaseback under an operating lease or escrow funds relating to the 2003 like-kind exchange.

(5)           The formation of GLDD Acquisitions Corp. and the acquisition of Great Lakes Dredge & Dock Corporation by MDCP was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), Business Combinations, resulting in a new basis of accounting subsequent to the Transaction. For presentation herein, the financial statements up to the date of the purchase are denoted as Predecessor Company and are the financial statements of Great Lakes Dredge & Dock Corporation, while the financial statements prepared subsequent to the acquisition by MDCP are denoted as Successor Company and are the financial statements of GLDD Acquisitions Corp. Due to the new basis of accounting, the amounts reported for GLDD Acquisitions Corp. are not comparable to the amounts shown for Great Lakes Dredge & Dock Corporation.

	Successor Company				Predecessor Company
	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	($ in millions)
Balance Sheet Data (as of end of period):
Cash and equivalents	$2.0	$3.5	$0.6	$2.0	$2.8	$1.5	$2.6
Working capital	47.1	46.0	49.1	39.2	50.5	14.6	14.1
Total assets	521.4	508.6	507.5	508.6	522.9	287.5	282.2
Total debt	251.8	252.8	250.8	254.3	258.7	172.8	184.7
Redeemable preferred stock	108.1	99.9	102.0	94.3	—	—	—
Total stockholders' equity (deficit)	(30.1)	(29.7)	(23.2)	(8.4)	97.0	(12.4)	(26.0)

                EBITDA, as presented herein, represents net income (loss), adjusted for net interest expense, income taxes, depreciation and amortization expense. GLDD presents EBITDA as an additional measure by which to evaluate its operating trends. GLDD believes that EBITDA is a measure frequently used to evaluate performance of companies with substantial leverage and that all of its primary stakeholders (i.e. its bondholders, banks and investors) use EBITDA to evaluate its period to period performance. Additionally, GLDD’s management believes that EBITDA provides a transparent measure of GLDD’s recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For this reason, EBITDA is the measure GLDD uses to assess performance for purposes of determining compensation under its incentive plan. EBITDA should not be considered an alternative to, or more meaningful than, amounts determined in accordance with GAAP including: (a) operating income as an indicator of operating performance; or (b) cash flows from operations as a measure of liquidity. As such, GLDD’s use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity due to the exclusion of interest expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain GLDD's business. For these reasons, GLDD uses operating income to measure its operating performance and uses EBITDA only as a supplement. EBITDA is reconciled to net income (loss) in the table of financial results.

	Successor Company				Predecessor Company
	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
	($ in millions)
Net income (loss)	$0.5	$(8.9)	$(6.9)	$(11.1)	$(1.6)	$13.0	$6.5
Adjusted for:
Interest expense, net	17.4	17.3	23.1	20.3	20.7	21.1	20.9
Sale-related financing costs	—	—	—	—	13.1	—	—
Income tax expense (benefit)	0.4	(1.7)	(1.4)	(4.4)	1.3	4.4	5.5
Depreciation and amortization	18.7	18.5	24.6	$26.9	16.3	15.9	15.3
EBITDA	$37.0	$25.2	$39.4	$31.7	$49.8	$54.4	$48.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to the disclosure set forth in the Registration Statement in the section entitled “Information about GLDD Acquisitions Corp.—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” pages 124-145 inclusive, which is incorporated herein by reference.

The following is GLDD Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ending September 30, 2006.

The following table sets forth the components of net income (loss) as a percentage of contract revenues for the three and nine months ended September 30, 2006 and 2005:

	Nine Months Ended
	September 30,
	2006	2005
Contract revenues	100.0%	100.0%
Costs of contract revenues	(87.3)	(88.8)
Gross profit	12.7	11.2
General and administrative expenses	(6.8)	(6.8)
Subpoena-related expenses	(0.2)	(0.7)
Amortization of intangible assets	(0.1)	(0.2)
Impairment of intangible assets	—	(1.8)
Operating income (loss)	5.6	1.7
Interest expense, net	(5.7)	(5.5)
Equity in earnings of joint ventures	0.4	0.6
Minority interest	(0.1)	(0.1)
Income (loss) before income taxes	0.2	(3.3)
Income tax (expense) benefit	(0.1)	0.5
Net income (loss)	0.1%	(2.8)%

The following table sets forth, by segment and dredging type of work, GLDD’s contract revenues for the nine months ended and backlog as of the periods indicated:

	Nine Months Ended
	September 30,
Revenues (in thousands)	2006	2005
Dredging:
Capital - U.S.	$89,626	$115,878
Capital - foreign	56,778	32,264
Beach	78,935	70,931
Maintenance	42,831	56,626
Demolition	36,015	37,340
	$304,185	$313,039

	September 30,
Backlog (in thousands)	2006	2005
Dredging:
Capital - U.S.	$98,011	$132,470
Capital - foreign	161,948	104,258
Beach	42,654	21,588
Maintenance	47,719	7,746
Demolition	20,134	19,004
	$370,466	$285,066

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

GLDD’s consolidated revenues for the nine months ended September 30, 2006 were $304.2 million, down $8.9 million or 2.8% from the same period in 2005.  The year-to-date revenues were consistent between years although the composition of dredging work and timing of contracts varied between periods. GLDD’s gross profit margin for the nine months ended September 30, 2006 was 12.7%, an improvement over the gross profit margin for the nine months ended September 30, 2005 of 11.2%, due to an improvement in dredging contract margins.

Capital projects include large port deepenings and other infrastructure projects.  Domestic capital dredging revenue decreased $26.3 million in the first nine months of 2006, compared to the same period of 2005.  GLDD’s domestic capital revenues of $28.5 million in the third quarter of 2006 were substantially generated by continuing work on port deepening projects in the Arthur Kill Channel, New York; and work on two LNG terminals in Texas, one in Freeport that concluded in the third quarter and the other in Golden Pass that began operations.  Foreign capital revenues in the first nine months of 2006 increased $24.5 million compared to the same period of 2005.  The 2006 foreign revenues were substantially generated by continuing work on the Durrat land development project in Bahrain, which will continue through the end of 2006.

Beach nourishment projects include rebuilding of shoreline areas that have been damaged by storm activity or ongoing erosion.  GLDD’s year-to-date beach revenues totaled $78.9 million, an $8 million increase over the 2005 year-to-date revenues.  Beach work continues to represent a large portion of revenues in 2006, as it had in 2005 due to the extensive damage wrought by hurricanes in 2004 and 2005.

Maintenance projects include routine dredging of ports, rivers and channels to remove the regular build up of sediment.  Maintenance revenues totaled $42.8 million for the first nine months of 2006 compared to $56.6 million for the same 2005 period.  The majority of the quarter’s maintenance revenues related to dredging in two ports in the Gulf of Mexico.  2005 revenue was favorably impacted by a large rental project in the Mississippi River Gulf Outlet.

GLDD’s general and administrative expenses totaled $20.7 million compared to $21.2 million for the first nine months of 2005.  Year-to-date 2006 legal expenses related to the federal subpoena matter were $0.6 million and compared to $2.3 million for the same 2005 period.  This decrease is a result of the minimal activity related to this matter throughout 2006.   This matter is discussed further in Note 13 to the Financial Statements.

In the third quarter of each year GLDD performs its annual test for impairment of goodwill.  In 2005, GLDD renegotiated its compensation arrangements with the president of its demolition segment.  As a result of the increased incentive compensation to be paid in the future, GLDD revised future performance expectations for this segment, and wrote down the value of goodwill and certain intangible assets related to the segment by $5.7 million, which impacted EBITDA for the 2005 quarter. There is no impairment in 2006.

Net interest expense for the first nine months of 2006 was $17.3 million compared to $17.3 million for the same period in 2005.  Increased interest rates in 2006 were offset by reduced average debt outstanding compared to 2005.

Income tax expense for the nine months ended September 30, 2006 was $0.4 million compared to a benefit of $1.7 million for the same period in 2005, due to the improved operating income.

GLDD generated net income of $0.5 million for the nine months ended September 30, 2006, compared to a net loss of $8.9 million for the same 2005 period.  The improvement in 2006 is a result of increased revenues and margins as discussed, offset by the increase in self insurance reserves, as well as the impact of the goodwill impairment in 2005 noted above.

EBITDA for the nine months ended September 30, 2006 was $37.0 million, compared to $25.2 million in 2005.  The year-to-date increase was due to both the negative impact on the 2005 period of the write down of the value of goodwill for the demolition segment as discussed above, as well as improvement in operations in 2006.

NASDI’s demolition revenue for the nine months ended September 30, 2006 totaled $36.0 million and compares to $37.3 million for the same period of 2005.  Both periods result from a solid market, whereby NASDI has experienced less competition on the projects bid than was the experienced prior to 2005.  Operating income was $3.3 million for the nine months ended September 30, 2006 compared to an operating loss of $3.3 million for the same period in 2005.  Year-to-date operating results in 2005 were impacted by the $5.7 million non-cash write-down of goodwill and intangibles related to the annual assessment of goodwill noted above.  Operating margins were consistent between periods.

Bidding and Activity Backlog for the Nine Months Ended September 30, 2006

Dredging.   The 2006 domestic dredging bid market, representing work awarded during the period, totaled $563.0 million.   GLDD obtained a 38.7% share of the 2006 year to date bid market.   During the 2006 third quarter, $151.6 million of capital work was awarded, including a new LNG project that GLDD won for over $60 million and an upland disposal deepening project in New York for over $60 million, won by a competitor. Upland disposal projects in the New York area require extensive and costly pre-treatment. Therefore, these contracts frequently include significant non-dredging activities, which inflate the dredge market statistics for these types of contracts. The beach nourishment bid market for the quarter totaled $39.1 million.  GLDD was low bidder on only one contract for $1.7 million. The remainder of the quarter’s market of $115.5 million was maintenance work of which GLDD won $74 million or 65% for the quarter.

In 2005, the emergency beach work resulting from hurricane damage added significantly to the market and filled in the gap from the lack of capital work in the 2005 year.  The 2006 beach market, while substantial, has decreased from the record year in 2005. Fortunately, LNG terminal construction projects, as well as additional maintenance work offset this decrease.

Although the domestic dredging bid market has generated $563 million of contracts to date in 2006, work put out for bid by the Corp of Engineers continues to be negatively impacted by lower levels of funding, central control in Washington governing the release of funds and new restrictions concerning obligation of funds for contracts that roll into future years. The Corp’s new strategy for this year has been to structure contracts with a very modest base scope of work with a large number of add on options that can be awarded depending on the available funding level. Most of the bids let during August, September and October were designed with the intent of being ready to award the base contracts immediately and then award the options based upon 2007 appropriations.  A current project impacted by this is the $115 million capital deepening project in Oakland from the second quarter which was won by a joint venture of two competitors but not awarded at that time. It has since been awarded during the fourth quarter for only a $45 million scope of work. Additional options are expected to be awarded in 2007 and these options will be included in the bid statistics when awarded.

Dredging backlog at September 30, 2006 was $350.3 million.  This compares to $286.8 million at June 30, 2006 and $266.0 million at September 30, 2005.  Consistent with prior periods, the majority of GLDD’s September 30, 2006 dredging backlog, $260 million, is comprised of domestic and foreign capital dredging work, including continuing domestic deepening projects in New York, NY and Brunswick, GA and the two overseas land reclamation projects in Bahrain. The increase in total backlog at September 30, 2006 compared to last quarter is primarily due to the addition of the new land reclamation project in Bahrain mentioned above. Domestic capital work rebounded in the third quarter with the addition of the new LNG terminal project in Texas.  And as noted earlier, GLDD’s third quarter recorded backlog does not reflect approximately $14 million for two additional maintenance projects pending award as well as other options pending on projects currently in backlog. GLDD’s September 30, 2006 beach backlog totaling $42.7 million continues to represent a solid level and is consistent with 2005 periods.  GLDD’s maintenance backlog totaled $47.7 million at September 30, 2006, which is a significant increase over last quarter and includes maintenance projects in New Jersey, Maryland, San Juan and the Gulf Coast.  In addition, GLDD’s September 30, 2006 recorded backlog does not reflect approximately $230 million of low bids pending award and other options pending on projects currently in backlog, including approximately $156 million for the second phase of the Diyaar contract in Bahrain.

Demolition.   GLDD’s demolition services backlog was $20.1 million at September 30, 2006 compared to $9.9 million at June 30, 2006 and $19.0 million at September 30, 2005.

Market Outlook

The current Water Resources Development Act (“WRDA”) legislation did not pass before Congress recessed at the end of September.  There is some optimism that the bill will pass when Congress returns; however, as a result of the recent elections, the significant changes in Congress could impact the passage of the bill.  In addition, the provision for higher federal cost sharing on deepening projects below 50 feet has been removed. The important positives for the industry still included in the current WRDA are authorization of various additional harbor deepening projects and the authorization for 12 priority projects under the Louisiana Coastal Restoration Plan.  However, given the current climate, this legislation could languish until next fall.  Since funding for currently authorized deep port work has been substantially reduced in 2005 and year-to-date in 2006, a new authorization bill would not appear to have much impact in the near term.

Additionally, there continues to be significant funding difficulties with the industry’s largest customer, the Army Corps of Engineers.  In September 2006, Congress failed to pass the budget and this has resulted in the operation of the government under a continuing resolution.  As was noted last quarter, appropriated money was going unspent due to the issue of “continuing contracts”.  Since the Corps did not have enough funding for their particular projects in the last fiscal year, they carried over the money to be combined with this year’s appropriations, however, under the current continuing resolution situation none of this money can be spent until a budget is passed.  As noted above, many districts are bidding projects that include a base amount of work, which can be more easily funded plus options that can be awarded as additional funds are released.  Under this system, the Corps runs the risk of paying more for contracts than they might otherwise since the low bidder on the total contract may not be the low bidder on the scope ultimately awarded.  The problem for the industry is scheduling equipment and forecasting, since the contractor has to obligate and reserve equipment for a scope of work that may never be awarded.

GLDD continues to track planned future port development including another phase of the Port Jersey, NJ 50’ deepening project and another phase of the NY Harbor 50’ deepening project; a port expansion project in Jacksonville Harbor, FL, two deepening projects in Portland, OR, and several port expansion projects in the Tampa area which in the aggregate could generate over $250 million of bidding opportunities to the market in 2007.

The market this year has seen a reduction in the amount of beach projects put out for bid since federal funding is minimal. Year-to-date beach bids total $111.8 million.  This follows the 2005 record market of $297 million. Fortunately more beach communities have taken over the responsibility for developing funding sources to meet their beach nourishment needs and putting out their own projects for bid.  GLDD has performed over $66 million of beach work in 2006 for non-federally funded customers.  Based on discussion with numerous local communities and the Corps GLDD has identified beach projects from both federally funded and non-federally funded customers valued at approximately $100 million that look possible for bidding through the next twelve months.

Dredging work related to the development of LNG terminals continues to develop.  Work was completed on the LNG terminal project in Freeport, TX and work was started this quarter on another LNG terminal in Golden Pass Texas.  GLDD is still involved in several significant project solicitations with private customers for additional LNG terminal work.

During the last six months a competitor’s new dredge has entered the market adding additional capacity to a market sector that is presently weak. At the beginning of the year GLDD anticipated that this additional capacity could depress pricing. Consequently, GLDD decided to seek work outside of the U.S. to occupy some equipment to maintain the supply and demand level of hopper equipment in the U.S. at a more stable level. As a result of these efforts GLDD was able to secure a contract this summer for the Diyarr project in Bahrain which will provide work for two Manhattan class hopper dredges and the Northerly Island hopper dredge for up to five years.

GLDD’s operations in the Middle East continue to generate opportunities to utilize dredging equipment that might otherwise become idle.  The Diyaar project is scheduled to commence work in the fourth quarter and GLDD just signed another contract in Bahrain worth approximately $30 million.  The projects now in backlog commit GLDD’s equipment in the region into 2008 and beyond.

In summary, the third quarter of 2006 was down from previous quarters as anticipated due to significant mobilizations to foreign and domestic projects, dry dockings on certain equipment and the deferral of certain beach projects in backlog due to typical environmental window restrictions.   Margins at September 30, 2006 were still strong despite the third quarter challenges.  In addition the domestic bidding activity continued to strengthen in the third quarter and there is still work scheduled to be bid in the fourth quarter, including LNG work that should provide opportunities to add to backlog in the upcoming months.  Currently, there is adequate backlog and contracts pending award at September 30, 2006 to produce a robust fourth quarter including the start up of Diyaar, environmental window work and the new LNG terminal project.

Liquidity and Capital Resources

Historical

GLDD’s principal sources of liquidity are cash flow generated from operations and borrowings under its senior credit facility.  GLDD’s principal uses of cash are to meet debt service requirements, finance its capital expenditures, provide working capital and meet other general corporate purposes.

GLDD’s net cash flows from operating activities for the nine months ended September 30, 2006 totaled $21.2 million, compared to $8.6 million for the nine months ended September 30, 2005.  The fluctuation between periods results primarily from the normal increases or decreases in the level of working capital relative to the level of operational activity.  Additional working capital is needed to fund increases in operations and working capital is released when operational levels fall.  During the 2006 period the level of activity has decreased significantly from December of 2005, resulting in a release of cash from to working capital, contrary to the same period in 2005 when activity increased and cash was used.

As a result of the recent funding shortages for the Corps’ projects, many of the contracts being issued are smaller and therefore of shorter duration than in the past.  Also, more restrictive environmental controls on borrow area locations, where sand and fill are taken for beach nourishment and land reclamations,  requiring ever longer pumping distances. To improve mobilization times between projects GLDD is increasing its investment in inventory of pipe by approximately $1.6 million in the third quarter and another $2.7 million by the end of the first quarter next year.

GLDD’s net cash flows used in investing activities for the nine months ended September 30, 2006 totaled $19.5 million, compared to $4.9 million for the nine months ended September 30, 2005.  The use of cash relates primarily to equipment acquisitions and capital improvements to existing equipment.  Included in the 2006 year-to-date spending is $4.3 million for overhaul of the Hopper Dredge Long Island.  This dredge is being reconfigured as a material handling barge to assist with the new land reclamation project in Bahrain.  The total cost of this upgrade is expected to be approximately $9.5 million and is to be funded through GLDD’s revolver.  Once completed, the improvements to the vessel will be financed through a sale/leaseback under a long term

operating lease arrangement.   In addition, $3.9 million was spent to purchase the dredge Victoria Island and two scows that had been operated under a long term operating lease.  NASDI’s spending has also increased related to refurbishing a new office and garage facility on which $1 million was spent on leasehold improvements in 2006. GLDD’s 2005 cash flows used in investing activities included proceeds of $4.4 million for a rock barge constructed by GLDD and then sold and leased back under an operating lease in June of 2005.

GLDD’s net cash flows used in financing activities for the nine months ended September 30, 2006 totaled $0.3 million, and includes pay down of $3 million of bank term debt offset by an increase in net borrowings under the revolver necessary to fund working capital needs in 2006.  This compares to $2.3 million of cash used for the nine months ended September 30, 2005.  GLDD had $33.7 million of borrowing availability at September 30, 2006.

Prospective

GLDD’s Credit Agreement contains various restrictive covenants.  It prohibits GLDD from prepaying other indebtedness, including the senior subordinated notes, and it requires GLDD to satisfy financial condition tests and to maintain specified financial ratios, such as a maximum total leverage ratio, maximum senior leverage ratio, minimum interest coverage ratio and limits on capital expenditures.  It also prohibits GLDD from declaring or paying any dividends and from making any payments with respect to the senior subordinated notes if it fails to perform its obligations under, or fails to meet the conditions of, the Credit Agreement or if payment creates a default under the Credit Agreement.  GLDD’s bonding agreement and Equipment Term Loan contain similar restrictive covenants and financial conditions tests.

During the 2006 third quarter GLDD anticipated that due to a downturn in earnings, because of reduced contract activity, and an increase in borrowing for spending on plant and mobilizations for Diyaar it was possible that GLDD would not meet its required total debt to EBITDA ratio required by the senior credit agreements at quarter end.  Therefore, on August 28, 2006, GLDD entered into an amendment of its Credit Agreement with its senior secured lenders to increase GLDD’s total leverage ratio to 5.6 to 1.0 for the four consecutive fiscal quarters ending September 30, 2006. Also in September of 2006, GLDD entered into an amendment to its equipment loan to increase the maximum total leverage ratio to 5.6 to 1.0 for the four consecutive fiscal quarters ending September 30, 2006 and obtained a waiver under its bonding agreement of compliance with the net worth requirement for the fiscal quarter ending September 30, 2006.  Although amendments and waivers were obtained for the aforementioned covenants, at September 30, 2006, GLDD was in compliance with all the original financial covenants in its senior credit agreements and surety agreement.

At September 30, 2006, GLDD was in compliance with all the financial covenants under its senior credit agreements and bonding agreement.  The following charts set forth, as of September 30, 2006 the financial covenant requirements under GLDD’s senior credit agreements and bonding agreements as compared to the actual ratios as of that date:

					September 30, 2006
Total Leverage -	maximum of	5.00	to	1.00	4.82
Senior Leverage -	maximum of	2.00	to	1.00	1.49
Interest Coverage -	minimum of	2.00	to	1.00	2.47
Current ratio -	minimum of	1.2	to	1.00	1.65
Net Worth	minimum	$82,500			$83,776

On September 29, 2006, GLDD secured a $20 million International Letter of Credit Facility with Wells Fargo HSBC Trade Bank.  This facility will be used for performance and advance payment guarantees on foreign contracts, including the Diyaar contract.  The obligations under the agreement are guaranteed by GLDD’s foreign accounts receivable.  In addition, the Export-Import Bank of the United States (“Ex-Im”) has issued a guarantee under Ex-Im Bank’s Working Capital Guarantee Program which covers 90% of the obligations owing under the facility.  GLDD issued its first letter of credit under this facility on October 30, 2006 for a portion of the performance guarantee on the Diyaar project.

The required financial covenant levels under the senior credit agreements and the bonding agreement are restrictive but GLDD management believes GLDD has positive relationships with its senior lenders and surety provider, should it be necessary to request an additional amendment or waiver to the financial covenants.  However, if there is a future violation of any of the financial covenants and GLDD is not successful in obtaining an additional amendment or waiver, a default could occur under GLDD’s senior credit agreements or bonding agreement, which could result in a material adverse impact on GLDD’s financial condition.

GLDD has continued to experience some timing issues on certain Corps receivables, but GLDD management believes its anticipated cash flows from operations and current available credit under its revolving credit facility will be sufficient to fund GLDD’s operations and its revised capital expenditures, and meet its current annual debt service requirements of approximately $22 million for the next twelve months. In addition as discussed in Note 16 of GLDD Acquisitions Corp.’s unaudited financial statements, upon completion of the merger, the Company will receive approximately $50 million in cash.  This money will be used to pay down term debt under GLDD’s Senior Credit Agreements. GLDD also received $12 million in proceeds from the sale and lease back of their Long Island dredge as previously discussed.

Beyond the next twelve months, the GLDD’s ability to fund its working capital needs, planned capital expenditures and scheduled debt payments, and to comply with all of the financial covenants under its senior credit agreements and bonding agreement, depends on its future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond GLDD’s control.

In February 2004, GLDD entered into an interest rate swap arrangement, which in July 2006 was extended through December 15, 2013, to swap a notional amount of $50 million from a fixed rate of 7.75% to a floating LIBOR-based rate in order to manage the interest rate paid with respect to GLDD’s 7¾% senior subordinated debt.  The fair value liability of the swap at September 30, 2006 and December 31, 2005 was $1,649 and $1,598, respectively, and is recorded in accrued liabilities.  The swap is not accounted for as a hedge; therefore, the changes in fair value are recorded as adjustments to interest expense in each reporting period.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the closing date of the Merger, certain information regarding the ownership of Aldabra’s Common Stock following the mergers, by (1) each person owning beneficially more than five percent of the outstanding shares of Great Lakes Dredge & Dock Holdings Corp.’s common stock; (2) each of Aldabra’s directors and named executive officers; and (3) all of Aldabra’s directors and executive officers as a group. Unless otherwise stated, each of the persons in the table has sole voting and investment power with respect to the securities beneficially owned.

	Number of Shares of Common Stock	Percentage
Madison Dearborn Capital Partners IV, L.P.(1)	26,606,526	66.54%
Hound Partners LLC, Hound Performance LLC and Jonathan Auerbach(2)	5,146,150	12.8%
Douglas B. Mackie(3)(4)	511,358	1.28%
Richard M. Lowry(3)	499,360	1.25%
Deborah A. Wensel(5)	188,963	*
Bradley T.J. Hansen(3)	69,902	*
David E. Simonelli(3)	63,130	*
Thomas S. Souleles(1)	—	—
Douglas C. Grissom(1)	—	—
Nathan Leight(6)	2,605,000	6.27%
Jason Weiss(7)	2,498,750	6.01%
Jonathan Berger(8)	20,400	*
Peter Deutsch(9)	21,800	*
Bruce J. Biemeck(10)	2,500	*
All directors and executive officers as a group (18 persons)	5,174,343	12.45%

* Represents less than 1%.

(1) Includes: 26,606,526 shares directly owned by Madison Dearborn Capital Partners IV, L.P. (“MDCP”). Madison Dearborn Partners IV, L.P. (“MDP IV”) is the general partner of MDCP. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares held by MDCP.

The address for each of MDP, MDP IV, and for each of the members of the limited partner committee of MDP IV is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 3800, Chicago, Illinois 60602. Each of MDP, MDP IV and the members of the limited partner committee of MDP IV disclaims beneficial ownership of the shares held directly by MDP except to the extent of his or its respective pecuniary interest therein. Mr. Souleles is a Managing Director of Madison Dearborn Partners, LLC and Mr. Grissom is a Director of Madison Dearborn Partners, LLC. The address for Messrs. Souleles and Grissom is c/o Madison Dearborn Partners, LLC, 70 W. Madison Street, Suite 3800, Chicago, Illinois 60602.

(2) Jonathan Auerbach is the managing member of Hound Performance, LLC (“Hound Performance”) and Hound Partners, LLC (“Hound Partners LLC”), investment management firms that serve as the general partner and investment manager, respectively, to Hound Partners, LP (“Hound Partners LP”) and Hound Partners Offshore Fund, LP (“Hound Offshore”). Hound Partners LP may be deemed to be the beneficial owner of, and has the shared power to vote, dispose, or direct the voting or disposition of, 2,560,165 shares of Aldabra common stock (including warrants to purchase shares of Aldabra common stock which are not currently exercisable). Hound Offshore may be deemed to be the beneficial owner of, and has the shared power to vote, dispose, or direct the voting or disposition of, 2,585,985 shares of Aldabra common stock (including warrants to purchase shares of Aldabra common stock which are not currently exercisable). Hound Performance and Hound Partners LLC, as the general partner and investment manager, respectively, to Hound Partners LP and Hound Offshore, together with Jonathan Auerbach, as managing member of Hound Performance and Hound Partners LLC, may be deemed to be the beneficial owners of, and each has the shared power to vote, dispose, or direct the voting or disposition of, 5,146,150 shares of Aldabra common stock, of which 4,245,408 shares may be acquired upon the exercise of Aldabra warrants which are not currently exercisable. The principal business address of Hound Partners, LLC, Hound Performance, LLC, and Jonathan Auerbach is 101 Park Avenue, 48th Floor, New York, New York 10178.

(3) The address for each of Messrs. Mackie, Lowry, Simonelli and Hansen and Ms. Wensel is c/o Great Lakes Dredge & Dock Corporation, 2122 York Road, Oak Brook, Illinois 60523.

(4) Includes (i) 104,096 shares held by family trusts established for the benefit of the children of Mr. Mackie, (ii) 6,000 shares owned by Mr. Mackie’s wife and (iii) 6,000 shares issuable upon exercise of warrants.

(5) Includes 134,889 shares held by the Deborah A. Wensel Living Trust, for which Ms. Wensel serves as trustee.

(6) Includes (i) 92,150 shares of common stock held by the Leight Family 1998 Irrevocable Trust, a trust established for the benefit of Mr. Leight’s family, (ii) 52,000 shares of common stock held by the Terrapin Partners Employee Partnership, (iii) 4,000 shares of common stock held by various family trusts and (iv) 1,572,000 shares of common stock issuable upon exercise of warrants held by Terrapin Partners LLC and 14,000 shares of common stock issuable upon exercise of warrants held by Elizabeth B. Leight TTEE Nathan D. Leight Intangible RA UA DTD, not currently exercisable but that will become exercisable upon completion of the holding company merger. Terrapin Partners LLC is the general partner of Terrapin Partners Employee Partnership and Mr. Leight is the co-manager of Terrapin Partners LLC. The Terrapin Partners Employee Partnership intends to distribute its shares to its beneficiaries at a later date. To the extent such shares are not distributed to the current beneficiaries, they will be distributed to other Terrapin Partners LLC employees. The business address for Mr. Leight is c/o Terrapin Partners LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022.

(7) Includes (i) 851,850 shares of common stock held by the JGW Grantor Retained Annuity Trust 2006 dated June 15, 2006, a trust established for the benefit of Mr. Weiss’ family, (ii) 52,000 shares of common stock held by the Terrapin Partners Employee Partnership, (iii) 400 shares of common stock held by various family trusts and IRAs and (iv) 1,572,000 shares of common stock issuable upon exercise of warrants held by Terrapin Partners LLC not currently exercisable but that will become exercisable upon completion of the holding company merger. Terrapin Partners LLC is the general partner of Terrapin Partners Employee Partnership and Mr. Weiss is the co-manager of Terrapin Partners LLC. The Terrapin Partners Employee Partnership intends to distribute its shares to its beneficiaries at a later date. To the extent such shares are not distributed to the current beneficiaries, they will be distributed to other Terrapin Partners LLC employees. Does not include 92,150 shares of common stock held by the JGW Trust dated August 18, 2000, a trust established for the benefit of Mr. Weiss’ family. Mr. Weiss disclaims beneficial ownership of the shares held by the JGW Trust because they were irrevocably transferred to the trust and Mr. Weiss is not the trustee. The business address for Mr. Weiss is c/o Terrapin Partners LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022.

(8) The business address for Mr. Berger is c/o Navigant Consulting, Inc., 100 Colony Square, Suite 1900, 1175 Peachtree Street, N.E., Atlanta, Georgia 30361.

(9) The business address for Mr. Deutsch is P.O. Box 817689, Hollywood, Florida 33081.

(10) The address for Mr. Biemeck is 39851 N. Old Stage Road, Cave Creek, AZ 85331.

Directors and Executive Officers

The directors and executive officers of Aldabra upon consummation of the merger are set forth in the Registration Statement, in the section entitled “Management,” pages 164-171 inclusive, which is incorporated herein by reference.

Executive Compensation

Reference is made to the disclosure set forth in the Registration Statement, in the section entitled “Management,” pages 172-173 inclusive, which is incorporated herein by reference.

Certain Relationships and Related Transactions

Reference is made to the disclosure set forth in the Registration Statement, in the section entitled “Management — Certain Relationships and Related Transactions,” pages 173-175 inclusive, which is incorporated herein by reference.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Reference is made to the disclosure set forth in the Registration Statement, in the section entitled “Per Share Market Price Information,” page 46, which is incorporated herein by reference.

Recent Sales of Unregistered Securities

Reference is made to the disclosure described in the Registration Statement on Form S-1, filed with the SEC on December 23, 2004 (No. 333-121610) (“Form S-1”), in “Item 15. Recent Sales of Unregistered Securities”, which is incorporated herein by reference.

Description of Registrant’s Securities to be Registered

The description of Aldabra’s securities is set forth in the Form S-1, in the section entitled “Description of Securities”, which is incorporated herein by reference.

Indemnification of Directors and Officers

Aldabra’s amended and restated certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by Aldabra to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)           A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)           A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)           To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)           Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)           Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)            The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g)           A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)           For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)            For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)            The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)           The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Aldabra’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, Aldabra has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Aldabra will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Article Seventh(B) of the Company’s Amended and Restated Certificate of Incorporation provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Financial Statements and Exhibits

The information set forth in Item 9.01 of this Report is incorporated herein by reference.

Item 5.01. Changes in Control of Registrant.

Reference is made to the disclosure set forth under Item 2.01 of this Current Report on Form 8-K.

Item 5.02.  Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

Reference is made to the disclosure described in the Registration Statement, in the section entitled “Management — Directors of Aldabra”, pages 164-175 inclusive, which is incorporated herein by reference.

Item 5.03.  Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the transactions described above, the certificate of incorporation of the Company was amended and restated. Reference is made to the disclosure described in Registration Statement, in the section entitled “The Amendment Proposal” beginning on page 87, which is incorporated herein by reference.

Item 5.06. Change in Shell Company Status

As a result of the Merger, which fulfilled the definition of an initial business combination as required by Aldabra’s Amended and Restated Certificate of Incorporation, Aldabra ceased to be a shell company.  The material terms of the Merger are described in Registration Statement, in the sections entitled “The Merger” and “The Merger Agreement”, beginning on page 52 which are incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits.

(a) Financial Statements

(1)  The consolidated financial statements listed below are set forth on pages F-34 to F-71 inclusive of the Registration Statement and are incorporated by reference herein.

GLDD Acquisitions Corp. and Subsidiaries (Successor) and Great Lakes Dredge & Dock Corporation and Subsidiaries (Predecessor)

Report of Independent Registered Public Accountants

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Operations for the years ended December 31, 2005, 2004 (Successor), and 2003 (Predecessor)

Consolidated Statement of Stockholder’s Equity for the years ended December 31, 2005, 2004 (Successor), and 2003 (Predecessor)

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 (Successor) and 2003 (Predecessor)

Notes to Audited Consolidated Financial Statements

Amboy Aggregates (A joint Venture)

Report of Independent Public Accountants

Balance Sheets as of December 31, 2005 and 2004

Statements of Income and Partners’ Capital for the years Ended December 31, 2005, 2004 and 2003

Statement of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003

Notes to Financial Statements

(2)  The following financial statements are filed herewith as Exhibit 99.2:

GLDD Acquisitions Corp. and Subsidiaries

Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005

Consolidated Statements of Operations for the nine months ended September 30, 2006 and September 30, 2005

Consolidated Statement of Stockholder’s Equity for the nine months ended September 30, 2006 and September 30, 2005

Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and September 30, 2005

Notes to Unaudited Consolidated Financial Statements

(b) Pro Forma Financial Information

The following unaudited pro forma condensed consolidated financial statements are filed herewith as Exhibit 99.3:

GLDD Acquisitions Corp.

Unaudited Pro Forma Consolidated Consolidated Balance Sheet as of September 30, 2006

Unaudited Pro Forma Consolidated Consolidated Statements of Operations for the year ended December 31, 2005, the nine months ended September 30, 2005 and the nine months ended September 30, 2006

Notes to Unaudited Pro  Forma Condensed Consolidated Balance Sheet and Statements of Income

(d)          Exhibits

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K.

2.1

Agreement and Plan of Merger, dated as of June 20, 2006, among GLDD Acquisitions Corp., Aldabra Acquisition Corporation, Aldabra Merger Sub, L.L.C., Madison Dearborn Capital Partners IV, L.P. and Terrapin Partners LLC(1)

2.2	Agreement and Plan of Merger, dated as of August 21, 2006, among Great Lakes Dredge & Dock Holdings Corp., Aldabra Acquisition Corporation, and GLH Merger Sub, L.L.C. (4)

3.1	Amended and Restated Certificate of Incorporation for Aldabra Acquisition Corporation*

3.2	By-Laws for Aldabra Acquisition Corporation(2)

3.3	Certificate of Incorporation for Great Lakes Dredge & Dock Holdings Corp.(4)

3.4	By-laws for Great Lakes Dredge & Dock Holdings Corp.(4)

4.1	Specimen Unit Certificate for Aldabra Acquisition Corporation(2)

4.2	Specimen Common Stock Certificate for Aldabra Acquisition Corporation(2)

4.3	Specimen Warrant Certificate for Aldabra Acquisition Corporation(2)

4.4	Specimen Common Stock Certificate for Great Lakes Dredge & Dock Holdings Corp.(4)

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Aldabra Acquisition Corporation(2)

4.6	Warrant Clarification Agreement, dated September 12, 2006, between the Company and Continental Stock Transfer & Trust Company(3)

9.1	Voting Agreement, dated as of June 20, 2006, by and among Aldabra Acquisition Corporation and Madison Dearborn Capital Partners IV, L.P.(4)

10.1	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Nathan D. Leight(2)

10.2	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Jason G. Weiss(2)

10.3	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Jonathan W. Berger(2)

10.4	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Peter R. Deutsch(2)

10.5	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Stewart Gross(2)

10.6	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Leight Family 1998 Irrevocable Trust(2)

10.7	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and JGW Trust dated August 18, 2000(2)

10.8	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Terrapin Partners Employee Partnership(2)

10.9	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Lyla Oyakawa(2)

10.10	Letter Agreement among Aldabra Acquisition Corporation, Morgan Joseph & Co. Inc. and Robert Plotkin(2)

10.11	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and Aldabra Acquisition Corporation(2)

10.12	Form of Stock Escrow Agreement between Aldabra Acquisition Corporation, Continental Stock Transfer & Trust Company and the Initial Stockholders(2)

10.13	Form of Letter Agreement between Terrapin Partners LLC and Aldabra Acquisition Corporation regarding administrative support(2)

10.14	Form of Promissory Note, dated December 10, 2004, in the principal amount of $35,000 issued to each of Nathan D. Leight and Jason G. Weiss(2)

10.15	Registration Rights Agreement among Aldabra Acquisition Corporation and the Initial Stockholders(2)

10.16	Form of Warrant Purchase Agreement among each of Nathan D. Leight and Jason G. Weiss and Morgan Joseph & Co. Inc.(2)

10.17

Investor Rights Agreement, dated December 26, 2006, among Aldabra Acquisition Corporation, Great Lakes Dredge & Dock Holdings Corp., Madison Dearborn Capital Partners IV, L.P., certain stockholders of Aldabra Acquisition Corporation and certain stockholders of GLDD Acquisitions Corp.*

10.18	Adjustment Escrow Agreement by and among Aldabra Acquisition Corporation, Great Lakes Dredge & Dock Holdings Corp. and Wells Fargo Bank, National Association, as escrow agent*

10.19	Joinder Agreement, dated as of October 10, 2006 by Great Lakes Dredge & Dock Holdings Corp.(4)

10.20	Termination Agreement, dated as of December 26, 2006 between Aldabra Acquisition Corporation and Terrapin Partners. LLC*

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of J.H. Cohn LLP*

99.1	Press Release, dated December 26, 2006 *

99.2	Selected Financial Information for GLDD Acquisitions Corp.*

99.3	Unaudited Pro Forma Information for GLDD Acquisitions Corp.*

* Filed herewith.

(1) Incorporated by reference to the Aldabra Acquisition Corporation’s Current Report on Form 8-K filed with the Commission on June 21, 2006.

(2) Incorporated by reference to the Aldabra Acquisition Corporation’s Registration Statement on Form S-1 (SEC File No. 333-121610)

(3) Incorporated by reference to the Aldabra Acquisition Corporation’s Report on Form 8-K filed with the Commission on September 15, 2006.

(4) Incorporated by reference to the Aldabra Acquisition Corporation’s Form S-4 filed with the Commission on November 9, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALDABRA ACQUISITION CORPORATION
(Registrant)

By:	/s/ Deborah A. Wensel
Name: Deborah A. Wensel
Title: Chief Financial Officer

Date: December 26, 2006

Exhibit 99.2

GLDD Acquisitions Corp. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share amounts

	September 30,	December 31,
	2006	2005
Assets
Current assets:
Cash and equivalents	$2,007	$601
Accounts receivable, net	73,124	85,114
Contract revenues in excess of billings	18,269	14,352
Inventories	21,939	17,084
Prepaid expenses and other current assets	28,637	17,113
Total current assets	143,976	134,264
Property and equipment, net	244,727	240,849
Goodwill	98,747	98,747
Other intangible assets, net	1,334	1,579
Inventories	11,418	11,206
Investments in joint ventures	9,230	8,605
Other assets	11,948	11,987
Total assets	$521,380	$507,237

Liabilities and Stockholder’s Deficit
Current liabilities:
Accounts payable	$50,574	$50,836
Accrued expenses	30,416	24,264
Billings in excess of contract revenues	13,899	8,108
Current maturities of long-term debt	1,950	1,950
Total current liabilities	96,839	85,158
Long-term debt	249,888	248,850
Deferred income taxes	87,079	88,154
Other	7,506	4,473
Total liabilities	441,312	426,635
Minority interest	2,010	1,850
Redeemable Preferred Stock	108,126	101,978
Commitments and contingencies (Note 14)	—	—
Stockholder’s deficit:
Common stock—$0.01 par value; 1,000,000 shares issued and outstanding	10	10
Series A Preferred Stock—$0.01 par value; 77,500 shares issued and outstanding	—	—
Series B Preferred Stock—$0.10 par value; 9,500 shares issued and outstanding	—	—
Additional Paid in Capital	9,954	9,990
Accumulated Deficit	(38,720)	(33,017)
Accumulated other comprehensive loss	(1,312)	(209)
Total stockholder’s deficit	(30,068)	(23,226)
Total liabilities and stockholder’s deficit	$521,380	$507,237

See notes to unaudited condensed consolidated financial statements.

GLDD Acquisitions Corp. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands)

	Nine Months Ended
	September 30,
	2006	2005
Contract revenues	$304,185	$313,039
Costs of contract revenues	265,532	278,005
Gross profit	38,653	35,034
General and administrative expenses	20,692	21,230
Subpoena-related expenses	599	2,269
Amortization of intangible assets	245	583
Impairment of intangible assets	—	5,718
Operating income	17,117	5,234
Interest expense, net	(17,340)	(17,305)
Equity in earnings of joint ventures	1,275	1,674
Minority interests	(160)	(184)
Income (loss) before income taxes	892	(10,581)
Income tax (expense) benefit	(418)	1,678
Net income (loss)	$474	$(8,903)

Redeemable Preferred Stock Dividends	(6,176)	(5,717)

Net income (loss) available to common stockholders	$(5,702)	$(14,620)

Basic and diluted earnings (loss) per share	$(5.71)	$(14.62)
Basic and diluted weighted average shares	999	1,000
Pro forma basic and diluted earnings per share	$(0.20)	$(0.51)
Pro forma basic and diluted weighted average shares	28,786	28,786

See notes to unaudited condensed consolidated financial statements.

2

GLDD Acquisitions Corp. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Nine Months Ended
	September
	2006	2005
Operating Activities
Net income (loss)	$474	$(8,903)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	18,768	18,478
Earnings of joint ventures	(1,275)	(1,674)
Distribution from equity joint ventures	650	500
Minority interests	160	184
Deferred income taxes	(4,110)	(2,830)
Gain on dispositions of property and equipment	(768)	(19)
Impairment of intangible assets	—	5,718
Other, net	1,395	1,283
Changes in assets and liabilities:
Accounts receivable	11,990	(6,105)
Contract revenues in excess of billings	(3,917)	(3,827)
Inventories	(5,067)	109
Prepaid expenses and other current assets	(7,360)	(5,721)
Accounts payable and accrued expenses	3,731	8,287
Billings in excess of contract revenues	5,791	3,136
Other noncurrent assets and liabilities	2,275	16
Net cash flows from operating activities	22,737	8,632

Investing Activities
Purchases of property and equipment	(21,011)	(9,437)
Dispositions of property and equipment	1,502	4,596
Loan to related party	(1,407)	—
Net cash flows from investing activities	(20,916)	(4,841)

Financing Activities
Repayments of long-term debt	(4,462)	(1,462)
Borrowings under revolving loans, net of repayments	5,500	—
Financing Fees	(361)	—
Repurchased Stock	(65)	—
Repayment of capital lease debt	(1,027)	(806)
Net cash flows from financing activities	(415)	(2,268)
Net change in cash and equivalents	1,406	1,523
Cash and equivalents at beginning of period	601	1,962
Cash and equivalents at end of period	$2,007	$3,485

Supplemental Cash Flow Information
Cash paid for interest	$12,440	$11,524
Cash paid for taxes	$3,043	$85

See notes to unaudited condensed consolidated financial statements.

3

GLDD ACQUISITIONS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(dollars in thousands)

1.              Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. for interim financial information.  Accordingly, these financial statements do not include all the information in the notes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations and cash flows as of and for the dates presented.  The unaudited condensed consolidated financial statements and notes herein should be read in conjunction with the audited consolidated financial statements of Great Lakes Dredge & Dock Corporation and Subsidiaries (the “Company”) and the notes thereto, included in the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2005.

The condensed consolidated results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year.

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2.              Comprehensive loss

Total comprehensive loss is comprised of the Company’s net income (loss) and net unrealized gains (losses) on cash flow hedges.  Total comprehensive loss for the three months ended September 30, 2006 and 2005 was $2,553 and $3,578, respectively.   Total comprehensive loss for the nine months ended September 30, 2006 and 2005 was $629 and $7,924, respectively.

3.              Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock. There are no dilutive effects on the earnings or shares presented.  The computations for basic and diluted earnings per share from continuing operations are as follows:

	For the nine months ended
(In thousands, except per share amounts)	September 30, 2006	September 30, 2005
Net Income (Loss)	$474	$(8,903)
Dividends on redeemable preferred stock	(6,176)	(5,717)
Net loss available to common shareholders	$(5,702)	$(14,620)
Weighted average common shares outstanding:
Basic	999	1,000
Earnings per share:
Basic and diluted	$(5.71)	$(14.62)

4.              Risk management activities

The Company uses derivative instruments to manage commodity price, interest rate, and foreign currency exchange risks.  Such instruments are not used for trading purposes.  As of September 30, 2006, the Company was party to various swap arrangements to hedge the price of a portion of its diesel fuel purchase requirements for work in its backlog to be performed through December 2006. As of September 30, 2006, there were 5.6 million gallons remaining on these contracts.  Under these agreements, the Company will pay fixed prices ranging from $1.75 to $2.21 per gallon.  At September 30, 2006 and December 31, 2005, the fair value liability on these contracts was estimated to be $2,163 and $344, respectively, based on quoted market prices, and is recorded in accrued liabilities. Ineffectiveness related to these fuel hedge arrangements was determined to be immaterial.  The remaining losses included in accumulated other comprehensive income at September 30, 2006 will be reclassified into earnings over the next twelve months, corresponding to the period during which the hedged fuel is expected to be utilized.

In February 2004, the Company entered into an interest rate swap arrangement, which in July 2006 was extended through December 15, 2013, to swap a notional amount of $50 million from a fixed rate of 7.75% to a floating LIBOR-based rate in order to manage the interest rate paid with respect to the Company’s 7¾% senior subordinated debt.  The fair value liability of the swap at September 30, 2006 and December 31, 2005 was $1,649 and $1,598, respectively, and is recorded in accrued liabilities.  The swap is not accounted for as a hedge; therefore, the changes in fair value are recorded as adjustments to interest expense in each reporting period.

The carrying values of other financial instruments included in current assets and current liabilities approximate fair values due to the short-term maturities of these instruments. The carrying value of the Company’s

5

variable rate debt (primarily bank debt) approximates fair values, based on prevailing market rates. The fair value of the Company’s $175,000 of 7¾% senior subordinated notes was $162,750 and $157,500 at September 30, 2006 and December 31, 2005, respectively, based on quoted market prices.

6

5.              Accounts receivable

Accounts receivable at September 30, 2006 and December 31, 2005 are as follows:

	September 30,	December 31,
	2006	2005
Completed contracts	$19,567	$33,818
Contracts in progress	44,955	41,885
Retainage	9,321	10,016
	73,842	85,719
Allowance for doubtful accounts	(718)	(605)

	$73,124	$85,114

7

6.              Contracts in progress

The components of contracts in progress at September 30, 2006 and December 31, 2005 are as follows:

	September 30,	December 31,
	2006	2005
Costs and earnings in excess of billings:
Costs and earnings for contracts in progress	$121,983	$196,846
Amounts billed	(106,514)	(185,635)
Costs and earnings in excess of billings for contracts in progress	15,469	11,211
Costs and earnings in excess of billings for completed contracts	2,800	3,141

	$18,269	$14,352

Prepaid contract costs (included in prepaid expenses and other current assets)	$2,296	$1,541

Billings in excess of costs and earnings:
Amounts billed	$(144,342)	$(113,243)
Costs and earnings for contracts in progress	130,443	105,135

	$(13,899)	$(8,108)

7.              Intangible assets

The net book value of intangible assets is as follows:

	Weighted Average
	Estimated		Accumulated
	Life	Cost	Amortization	Net
As of September 30, 2006:
Customer contract backlog	—	$4,237	$4,237	$—
Demolition customer relationships	7 years	1,093	579	514
Software and databases	8.5 years	1,209	389	820
		$6,539	$5,205	$1,334

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8.              Investment in Joint Ventures

The Company has a 50% ownership interest in Amboy Aggregates (“Amboy”), whose primary business is the dredge mining and sale of fine aggregate. The Company accounts for its investment in Amboy using the equity method. The following table includes Amboy’s summarized financial information for the periods presented.

	Nine Months Ended
	September 30,
	2006	2005
Revenue	17,576	18,839

Costs and expenses	15,026	15,583

Net income	$2,550	$3,256

Great Lakes 50% share	$1,275	$1,628

Amboy has a loan with a bank, which contains certain restrictive covenants, including limitations on the amount of distributions to its joint venture partners. It is the intent of the joint venture partners to periodically distribute Amboy’s earnings, to the extent allowed by Amboy’s bank agreement.

In 2003, the Company and its Amboy joint venture partner each purchased a 50% interest in land, which is adjacent to the Amboy property and may be used in connection with the Amboy operations. The Company’s share of the purchase price totaled $1,047 and is reflected in investments in joint ventures. There was no income from that land in 2006 and $46 for the nine months ended September 30, 2005.

For the nine months ended September 30, 2006 and 2005, the Company received distributions from Amboy totaling $650 and $500, respectively.

9

9.              Accrued expenses

Accrued expenses at September 30, 2006 and December 31, 2005 are as follows:

	September 30,	December 31,
	2006	2005
Insurance	$9,713	$6,387
Payroll and employee benefits	5,229	8,927
Income and other taxes	5,379	3,817
Interest	4,570	1,115
Fuel hedge liability	2,163	344
Equipment leases	1,274	933
Interest rate swap liability	219	1,598
Other	1,869	1,143

	$30,416	$24,264

10.       Segment information

The Company operates in two reportable segments: dredging and demolition.  The Company’s financial reporting systems present various data for management to run the business, including profit and loss statements prepared according to the segments presented.   Management uses operating income to evaluate performance between the two segments. Segment information for the periods presented is as follows:

	Nine Months Ended
	September 30,
	2006	2005
Dredging
Contract revenues	$268,170	$275,699
Operating income	13,845	8,552

Demolition
Contract revenues	$36,015	$37,340
Operating income (loss)	3,272	(3,318)

Total
Contract revenues	$304,185	$313,039
Operating income	17,117	5,234

In the third quarter of each year the Company performs its annual test for impairment of goodwill. Year-to-date 2005 Demolition operating income was impacted due to the write down the value of goodwill and certain intangible assets.  In 2005, Great Lakes renegotiated its compensation arrangements with the president of its demolition segment.  As a result of the increased incentive compensation to be paid in the future, Great Lakes revised future performance expectations for this segment, and wrote down the value of goodwill and certain intangible assets related to the segment by $5.7 million.  There is no impairment in 2006.  In addition, foreign dredging revenue of $56,778 for the year was primarily attributable to work done in Bahrain.  The majority of the Company’s long-lived assets are marine vessels and related equipment.  At any point in time, the Company may employ certain assets outside of the U.S., as needed, to perform work on the Company’s foreign projects.

10

11.       Related Party Transactions

In 2005 the president and minority owner of the demolition business purchased land and a building to accommodate new and expanded office and garage facilities for NASDI.  During 2006 various improvements to the land, building and interior office space were funded by NASDI.  A portion of these expenditures were for the benefit of the owner of the property and therefore at September 30, 2006 there is a receivable from the president of NASDI of $1,407 related to those expenditures.  The remaining expenditures relate to leasehold improvements owned by NASDI and were capitalized and will be amortized over the lease term.  NASDI will sign a long term lease with the president and begin to occupy the facilities in the fourth quarter of this year.

12.       Long-Term Debt

On August 28, 2006, Great Lakes entered into an amendment of its Credit Agreement with its senior secured lenders to increase the Company’s total leverage ratio to 5.6 to 1.0 for the four consecutive fiscal quarters ending September 30, 2006.  Also in September of 2006, Great Lakes entered into an amendment to its equipment loan to increase the maximum total leverage ratio to 5.6 to 1.0 for the four consecutive fiscal quarters ending September 30, 2006 and obtained a waiver under its bonding agreement of compliance with the net worth requirement for the fiscal quarter ending September 30, 2006.  Although amendments and waivers were obtained for the aforementioned covenants, at September 30, 2006, Great Lakes was in compliance with all the original financial covenants in its senior credit agreements and surety agreement.

On September 29, 2006, Great Lakes secured a $20 million International Letter of Credit Facility with Wells Fargo HSBC Trade Bank.  This facility will be used for performance and advance payment guarantees on foreign contracts, including the Diyaar contract.  The Company’s obligations under the agreement are guaranteed by the Company’s foreign accounts receivable.  In addition, the Export-Import Bank of the United States (“Ex-Im”) has issued a guarantee under the Ex-Im Bank’s Working Capital Guarantee Program which covers 90% of the obligations owing under the facility.  The Company issued its first Letter of Credit under this facility on October 30, 2006 for a portion of the performance guarantee on the Diyaar project.

13.       Commitments and contingencies

 At September 30, 2006, the Company was contingently liable, in the normal course of business, for $18,792 in undrawn letters of credit, relating to foreign contract performance guarantees and insurance payment liabilities.

The Company finances certain key vessels used in its operations and office facilities with operating lease arrangements with unrelated lessors, requiring annual rentals decreasing from $14,000 to $8,000 over the next five years.  Certain of these operating leases contain default provisions that are triggered by an acceleration of debt maturity under the terms of the Company’s Credit Agreement. Additionally, the leases typically contain provisions whereby the Company indemnifies the lessors for the tax treatment attributable to such leases based on the tax rules in place at lease inception. The tax indemnifications do not have a contractual dollar limit.  To date, no lessors have asserted any claims against the Company under these tax indemnification provisions.

Borrowings under the Company’s Credit Agreement are secured by first lien mortgages on certain operating equipment of the Company with a net book value of approximately $80,000 at December 31, 2005.  Additionally, the Company obtains its performance and bid bonds through an underwriting and indemnity agreement with a surety company that has been granted a security interest in a substantial portion of the Company’s operating equipment with a net book value of approximately $84,000 at December 31, 2005.  The Company also has an equipment term loan, which is secured by a first lien mortgage on certain operating equipment with a net book value of approximately $20,000 at December 31, 2005. The net book value of equipment serving as collateral under these agreements at September 30, 2006 does not materially differ from the values at December 31, 2005.  These agreements contain provisions requiring the Company to maintain certain financial ratios and restricting the Company’s ability to pay dividends, incur indebtedness, create liens, and take certain other actions.  The Company was in compliance with all required covenants at September 30, 2006.

11

The performance and bid bonds issued under the bonding agreement are customarily required for dredging and marine construction projects, as well as some demolition projects.  Bid bonds are generally obtained for a percentage of bid value and aggregate amounts outstanding typically range from $5,000 to $10,000.  Performance bonds typically cover 100% of the contract value with no maximum bond amounts.  At September 30, 2006, the Company had outstanding performance bonds valued at approximately $237,080; however the revenue value remaining in backlog related to these projects totaled approximately $204,453 at September 30, 2006.

Certain foreign projects performed by the Company have warranty periods, typically spanning no more than three to five years beyond project completion, whereby the Company retains responsibility to maintain the project site to certain specifications during the warranty period.  Generally, any potential liability of the Company is mitigated by insurance, shared responsibilities with consortium partners, and/or recourse to owner-provided specifications.

The Company considers it unlikely that it would have to perform under any of these aforementioned contingent obligations and performance has never been required in any of these circumstances in the past.

As is customary with negotiated contracts and modifications or claims to competitively-bid contracts with the federal government, the government has the right to audit the books and records of the Company to ensure compliance with such contracts, modifications or claims and the applicable federal laws.  The government has the ability to seek a price adjustment based on the results of such audit.  Any such audits have not had and are not expected to have a material impact on the financial position, operations or cash flows of the Company.

In the normal course of business, the Company is a defendant in various legal proceedings.  Except as described below, the Company is not currently a party to any material legal proceedings or environmental claims.

On February 10, 2004, the Company was served with a subpoena to produce documents in connection with a federal grand jury convened in the United States District Court for the District of South Carolina.  The Company believes the grand jury has been convened to investigate the United States dredging industry in connection with work performed for the U.S. Army Corp of Engineers.  As of September 12, 2006 the Company believes it has fully complied with all requests related to the federal subpoena matter and has delivered its affidavit to that effect.   The Company has received no additional communications from the Justice Department since that date; however, the matter continues to remain open. The Company continues to incur legal costs although at a much reduced level from last year.  These expenses totaled approximately $170 and $599 for the three and nine months ended September 30, 2006 compared to $459 and $2,269 for the same periods in 2005.

In the normal course of business, the Company is a party to various personal injury lawsuits.  The Company maintains insurance to cover claims that arise from injuries to its hourly workforce subject to a deductible. Recently there has been an increase in suits filed in Texas.  Two Texas law firms are aggressively pursuing personal injury claims on behalf of dredging workers resident in certain areas of Texas.  An unprecedented number of lawsuits are being filed for incidents that would not have likely escalated to claims in the past.  However, aggressive legal representation and medical advice is increasing the seriousness of claimed injuries and the amount demanded in settlement.  In the first quarter of this year a $2.0 million charge was recorded to increase the Company’s reserves for the self-insured portion of these liabilities.  In the second quarter the Company recorded another $1.3 million charge related primarily to new lawsuits filed during the quarter and based on claims activity during the third quarter these reserves have remained adequate. The Company’s recorded self insurance reserves represent its best estimate of the outcomes of these claims and the Company does not believe that it is reasonably possible there will be a material adverse impact to the Company’s financial position or results of operations or cash flows related to such claims.  However, the occurrence in the future of new claims of a similar nature is not possible to predict and while the Company does not believe that additional claims would have a material impact on the Company’s financial position, it is possible they could be material to the results of operations and cash flows in future periods.

On April 24, 2006, a class action complaint (Reed v United States) was filed in the U.S. District Court for the Eastern District of Louisiana, on behalf of Louisiana citizens who allegedly suffered property damage from the floodwaters that flooded New Orleans and surrounding areas when Hurricane Katrina hit the area on August 29,

12

2005 (the “Katrina Claims”).  The Reed suit names as defendants the U.S. government, Great Lakes Dredge & Dock Company, and numerous other dredging companies that completed dredging projects on behalf of the Army Corps of Engineers in the Mississippi River Gulf Outlet (“MRGO”) between 1993 and 2005.  The Reed complaint alleges that dredging of MRGO caused the destruction of the Louisiana wetlands, which had provided a natural barrier against some storms and hurricanes.  The complaint alleges that this loss of natural barriers contributed to the failure of the levees as Katrina floodwaters damaged plaintiffs’ property.  The Reed complaint asserts claims of negligence, warranty, concealment and violations of the Water Pollution Control Act.  Other plaintiffs have filed similar class action complaints.  In addition, plaintiffs have filed one mass tort case.  All these cases raise the same claims as Reed.  One dredging company has filed a cross-claim seeking contribution and indemnification.  The amount of claimed damages is not stated, but is presumed to be significant.  On October 19, 2006, Great Lakes filed for exoneration or limitation of liability under the Limitation of Liability Act in federal district court.    This limitation action stays all outstanding Katrina lawsuits against Great Lakes, including the lawsuits mentioned above, pending resolution of Great Lakes’ exoneration and limitation claims.   Great Lakes believes it has meritorious claims to either exoneration from all liability or limitation of liability at not more than $55 million, which is the value of the vessels which conducted the MRGO dredging work.  These defenses include arguments for both statutory and constitutional immunity from liability for the Katrina Claims.  In addition, Great Lakes maintains $150 million in insurance coverage for the Katrina Claims.  Great Lakes does not believe it is reasonably possible that the Katrina Claims will have a material adverse impact on its financial condition or results of operations and cash flows.

14.       Effects of recently issued accounting pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of our 2007 fiscal year. The Company is currently evaluating the impact, if any, that FIN 48 will have on the financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements”.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Great Lakes is currently evaluating the impact of adopting SFAS 157 on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, (SAB 108).  SAB 108 considers the effects of prior year misstatements when quantifying misstatements in current year financial statements.  It is effective for financial statements issued after November 15, 2006.  Great Lakes is still evaluating the impact of SAB 108, but does not believe the adoption of SAB 108 will have a material impact on the consolidated financial statements.

15.       Pro forma earnings per share

The pro forma earnings per share amounts in the financial statements are presented taking into account the increase in the number of shares the stockholders of the Company will received upon the merger of the company into a subsidiary of Aldabra Acquisition Corporation. At the closing of the merger, Aldabra will issue common stock, par value of $0.0001 per share, to the stockholders of GLDD Acquisitions Corp, and the Company will recapitalize its common share capital and preferred share capital.  At closing, the value is assumed to be $160, 000,000 plus $7,043,384 of estimated working capital and net indebtedness adjustments.  The number of shares issued will be based upon the average closing price of Aldabra common stock for the ten trading days ending on the third trading day prior to the consummation o the merger.  The number of Aldabra shares issuable in connection with the transaction will be the greater of $160,000,000 divided by the average trading price and 27, 273,000 shares (in each case subject to net working capital and net indebtedness adjustments), but in no event to exceed 40,000,000 shares.  The pro forma number of shares was calculated using the ten day average closing price ending on December 20, 2006 and assuming estimated working capital indebtedness and adjustments.

Deemed value of the Company	$167,043,384
Ten day average closing price of Aldabra common stock on December 20, 2006	÷5.803
28,785,678

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The pro forma earnings per share is then calculated using net income (loss) divided by the pro forma number of shares as described.

16.       Subsequent events

Merger

On December 26, 2006, GLDD Acquisitions Corp., the parent company of Great Lakes, merged with Aldabra Acquisition Corporation.  Aldabra is a blank check company formed for the purpose of investing in a business to build long term value.  Under the terms of the Agreement, Great Lakes’ parent company merged with a subsidiary of Aldabra and GLDD Acquisitions’ stockholders received common stock of Aldabra.  Aldabra then merged into an indirect wholly-owned subsidiary and, in connection with this holding company merger, the stockholders of Aldabra (including the former GLDD Acquisitions’ stockholders) received stock in a new holding company, which will shortly after closing be renamed Great Lakes Dredge & Dock Corporation.  The surviving corporation will be owned approximately 67% by MDP and approximately 5% by Great Lakes’ management based on Aldabra’s ten day average share price ending on December 20, 2006 of $5.803, before giving effect to the exercise of any outstanding Aldabra warrants.  The available cash of Aldabra, approximately $52 million, was used to pay down the Company’s senior bank term debt and to pay transaction expenses.  GLDD’s $175,000 of 7¾% Senior Subordinated Notes due 2013 will remain outstanding.

Sale/Leaseback

On December 15, 2006 the company sold and leased back a vessel resulting in proceeds of $12 million.  The operating leaseback has a nine-year term and includes the option to purchase the vessel or extend the term of the lease.  The proceeds were used to pay construction costs of the vessel and pay down debt.

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Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AND STATEMENT OF OPERATIONS

The following unaudited pro forma condensed consolidated financial statements were derived by applying pro forma adjustments to GLDD Acquisitions Corp’s consolidated financial statements included in Amendment No. 2 to the Registration Statement on Form S-4 filed by Aldabra Acquisition Corporation (“Aldabra”) filed on November 9, 2006 (the “registration statement”).  The unaudited pro forma condensed consolidated balance sheet presents the consolidated historical balance sheet of GLDD Acquisitions Corp. (“Great Lakes”) at September 30, 2006 giving effect to the merger of Aldabra and Great Lakes (the “Great Lakes merger” as if it occurred on September 30, 2006.  The unaudited pro forma condensed consolidated statements of operations give effect to the Great Lakes merger as if it had occurred at the beginning of each of the earliest period presented (January 1, 2005).

The unaudited pro forma condensed consolidated financial statements have been prepared using the stock price of $5.803 which was based on the average closing price for ten trading days ending three days prior to consummation of the merger.  The Great Lakes merger was approved by all of the holders of Aldabra common stock. No stockholders elected to convert their shares into an amount of cash equal to the pro rata portion of the trust account.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 and statements of operations for the periods presented are for informational purposes only and should be read in conjunction with the historical financial statements of Great Lakes and Aldabra and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operation that may have actually occurred had the Great Lakes merger taken place on the dates noted, or the future financial position or operating results of the combined company.

The unaudited pro forma condensed consolidated financial statements were prepared treating the Great Lakes merger as a recapitalization of Great Lakes.  Because Aldabra is not an operating company the Great Lakes merger is treated as the issuance of shares of Great Lakes for the net tangible assets (consisting principally of cash) of Aldabra and no goodwill will be recorded in connection with the Great Lakes merger. Because Aldabra is not an operating company and the Great Lakes merger is not treated as a business combination, Aldabra's financial statements are not separately presented in these pro forma statements.  Aldabra's financial statements are included in the registration statement and should be read in conjunction with these pro forma condensed consolidated financial statements.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of September 30, 2006
	Great Lakes	Adjustments		Pro Forma
	(dollars in thousands)
ASSETS
Cash and equivalents	$2,007	50,015	(a)
		(50,000	)(b)	1,272
		(750	)(c)
Accounts receivable, net	73,124			73,124
Contract receivables in excess of billings	18,269			18,269
Inventories	21,939			21,939
Other current assets	28,637	(250	)(d)	28,387

Total current assets	143,976	(985)		142,991

Property and equipment, net	244,727			244,727
Goodwill	98,747			98,747
Inventories	11,418			11,418
Investment in joint venture	9,230			9,230
Other assets	13,282	(813	)(d)	12,469

Total assets	$521,380	$(1,798)		$519,582

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Accounts payable	$50,574			$50,574
Accrued expenses and other	44,315	(419	)(d)	43,896

Current maturities of long-term debt	1,950	—		1,950

Total current liabilities	96,839	(419)		96,420

Long-term debt	249,888	(50,000	)(b)	199,888
Deferred income taxes	87,079			87,079
Other	7,506	—		7,506
Total liabilities	441,312	(50,419)		390,893

Redeemable Preferred Stock	108,126	(108,126	)(e)	—
Minority interests	2,010			2,010
Stockholders’ equity (deficit)	(30,068)	156,747	(f)	126,679

Total liabilities and stockholders’ equity (deficit)	$521,380	$(1,798)		519,582

2

Unaudited Pro Forma Condensed Consolidated Statements of Income

	Year Ended December 31, 2005
	Great Lakes	Adjustments		Pro Forma
	(dollars in thousands)
Contract revenues	$423,399	$—		$423,399
Costs of contract revenues	372,046	—		372,046
Gross profit	51,353	—		51,353
General and administrative expenses	38,691	—		38,691
Operating income	12,662	—		12,662
Interest expense, net	(23,055)	4,033	(g)	(19,022)
Equity in earnings of joint venture	2,328	—		2,328
Minority interests	(251)	—		(251)
Income before income taxes	(8,316)	4,033		(4,283)
Income tax benefit (expense)	1,364	(1,590	)(h)	(226)
Net income (loss)	$(6,952)	$2,443		$(4,509)

Redeemable preferred stock dividends	(7,693)	7,693		—
Net income (loss) available to common stockholders	$(14,645)	$10,136		$(4,509)

BASIC AND DILUTED
Earnings per share from continuing operations	$(14.64)			$(0.12)

Basic and diluted weighted average shares (i)	1,000			38,775

	Nine months ended September 30, 2005
	Great Lakes	Adjustments		Pro Forma
	(dollars in thousands)
Contract revenues	$313,039	$—		$313,039
Costs of contract revenues	278,005			278,005
Gross profit	35,034	—		35,034
General and administrative expenses	29,800	—		29,800
Operating income	5,234	—		5,234
Interest expense, net	(17,305)	2,795	(g)	(14,510)
Equity in earnings of joint venture	1,674	—		1,674
Minority interests	(184)	—		(184)
Income before income taxes	(10,581)	2,795		(7,786)
Income tax benefit (expense)	1,678	(1,102	)(h)	576
Net income (loss)	$(8,903)	$1,693		$(7,210)

Redeemable preferred stock dividends	(5,717)	5,717		—
Net income (loss) available to common stockholders	$(14,620)	$7,410		$(7,210)

BASIC AND DILUTED
Earnings per share from continuing operations	$(14.62)			$(0.19)

Basic and diluted weighted average shares (i)	1,000			38,367

3

Unaudited Pro Forma Condensed Consolidated Statements of Income

	Nine months ended September 30, 2006
	Great Lakes	Adjustments		Pro Forma
	(dollars in thousands)
Contract revenues	$304,185	$—		$304,185
Costs of contract revenues	265,532			265,532
Gross profit	38,653	—		38,653
General and administrative expenses	21,536	—		21,536
Operating income	17,117	—		17,117
Interest expense, net	(17,340)	3,300	(g)	(14,040)
Equity in earnings of joint venture	1,275	—		1,275
Minority interests	(160)	—		(160)
Income before income taxes	892	3,300		4,192
Income tax benefit (expense)	(418)	(1,301	)(h)	(1,719)
Net income	$474	$1,999		$2,473

Redeemable preferred stock dividends	(6,176)	6,176		—
Net income (loss) available to common stockholders	$(5,702)	$8,175		$2,473

BASIC
Earnings per share from continuing operations	$(5.71)			$0.06

Basic weighted average shares (i)	999			39,986

DILUTED
Earnings per share from continuing operations	$(5.71)			$0.06

Diluted weighted average shares (i)	999			42,532

4

Notes to Unaudited Pro Forma Condensed Consolidated
Balance Sheet and Statements of Operations
(dollars in thousands)

Significant Assumptions and Adjustments

(a)           Reflects the following adjustments to Aldabra cash:

Aldabra cash at September 30, 2006	$52,025
Aldabra liabilities as of September 30, 2006	(787)
Less: Aldabra transaction costs	(1223)
$50,015

(b)           Reflects pay down of existing term debt under Great Lakes’ senior credit facility.

(c)           Reflects payment of Great Lakes’ transaction costs.

(d)                                 To record the write off of deferred financing costs of $1,063 ($644 net of tax) associated with the debt repaid upon completion of the mergers.

(e)                                  In connection with the Great Lakes merger, all of the Great Lakes’ outstanding redeemable preferred stock and common stock will be converted into common stock of Aldabra.

(f)                                    The following will be recorded to Stockholders’ Equity as a result of the Great Lakes merger:

Cash to Great Lakes from Aldabra (a)	$50,015
Conversion of Great Lakes redeemable preferred stock (e)	108,126
Great Lakes transactions fees (c)	(750)
Write off of deferred financing costs related to debt repaid (d)	(1,063)
Tax benefit related to writing off deferred financing costs related to debt repaid (d)	419
Pro forma equity at September 30, 2006	$156,747

(g)                                 Reflects the reduction in interest expense from the repayment of $50,000 of term debt under Great Lakes’ senior credit facility.

5

	Year ended December 31, 2005	Nine months ended September 30, 2005	Nine months ended September 30, 2006
Elimination of interest expense related to debt repaid	$(3,783)	$(2,607)	$(3,112)
Reduction in amortization of deferred financing costs	(250)	(188)	(188)
	$(4,033)	$(2,795)	$(3,300)

Average interest rate on the Senior Term Bank Debt was 7.9%, 7.5% and 8.5% 12/31/05, 9/30/05 and 9/30/06, respectively.

(h)                                 To reflect the tax effect of the pro forma interest adjustment, using a combines federal, state and foreign statutory tax rate of 39.4%.

6

Notes to Unaudited Pro Forma Condensed Consolidated
Balance Sheet and Statements of Operations
(dollars in thousands)

(i)                                     At the closing of the Great Lakes merger, Aldabra will issue common stock, par value of $.0001 per share, to the stockholders of GLDD Acquisitions Corp. and GLDD will recapitalize its $10 million of share capital.  At closing, the value is assumed to be $160 million, which is subject to adjustments for actual working capital and debt at closing.  The number of shares issued will be based upon the average closing price of Aldabra common stock for the ten trading days ending on the third trading day prior to the consummation of the Great Lakes merger.  The number of Aldabra shares issued in connection with the transaction will be the greater of $160 million plus $7 million for the estimated net working capital and indebtedness adjustment.  This number is subject to change when final working capital and debt adjustments are known.  The pro forma number of shares was calculated using the ten day average closing price ending on December 20, 2006.  Aldabra's weighted average number of shares outstanding is based upon its SEC filings for the corresponding period.

Deemed value of Great Lakes	$167,043,384
Ten day closing price of Aldabra common stock ending on December 20, 2006	÷	5.803

		28,785,678	shares

Year ended
December 31,2005
Aldabra common stock issued to Great Lakes stockholders	28,786
Aldabra weighted average number of shares outstanding	9,989
Total weighted average number of shares	38,775

Nine months ended
September 30, 2005
Aldabra common stock issued to Great Lakes stockholders	28,786
Aldabra weighted average number of shares outstanding	9,581
Total weighted average number of shares	38,367

Nine months ended
September 30, 2006
Aldabra common stock issued to Great Lakes stockholders	28,786
Aldabra weighted average number of shares outstanding	11,200
Total weighted average number of shares	39,986
Dilutive effect of warrants upon exercise	2,546
Diluted weighted average number of shares	42,532

7